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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9
                                (Amendment No. 1)

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934

                        Resources Pension Shares 5, L.P.
                            (Name of Subject Company)

                        Resources Pension Shares 5, L.P.
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
          ------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Carolyn Tiffany
                             Resources Capital Corp.
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)





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         This Amendment No. 1 amends the Schedule 14D-9 filed by Resources
Pension Shares 5, a Delaware limited partnership (the "Partnership"), on May 25, 2001 relating to the tender offer of Bighorn Associates II LLC (the "Purchaser"), to purchase up to 1,900,000 Units at a purchase price of $2.80 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated May 25, 2001, and the related Letter of Transmittal (together, the "Offer").

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Item 3 is hereby amended by deleting the first paragraph thereof and inserting the following in lieu thereof:

                  "The Purchaser is wholly owned by Presidio Capital Investment Company, LLC ("PCIC"). PCIC, in turn, is the sole stockholder of Presidio Capital Corp. ("Presidio"). Presidio indirectly owns 100% of the outstanding shares of stock of the general partners of the Partnership (collectively the "General Partner"). As a result, the Purchaser and the General Partner are ultimately controlled by PCIC."

ITEM 4  THE SOLICITATION OR RECOMMENDATION

         Item 4 is hereby amended by deleting it in its entirety and inserting the following in lieu thereof:

                  "Because of the conflict of interest inherent in the fact that the General Partner is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Offer. To the General Partner's knowledge, any Units owned by affiliate of the General Partner will not be tendered in the Offer."

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 12, 2001


                                      RESOURCES PENSION SHARES 5, L.P.

                                      BY: Resources Capital Corp.
                                          Administrative General Partner


                                          BY: /s/ Michael L. Ashner
                                             -----------------------
                                                  Michael L. Ashner
                                                  President and Director

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